UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Alzamend Neuro, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02262M407

(CUSIP Number)

MILTON C. AULT, III

c/o AULT ALLIANCE, INC.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 23, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

1	NAME OF REPORTING PERSON MILTON C. AULT, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 166,865(1)
	8	SHARED VOTING POWER 1,771,171(2) (3)
	9	SOLE DISPOSITIVE POWER 166,865(1)
	10	SHARED DISPOSITIVE POWER 1,771,171(2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,938,036
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.4%
14	TYPE OF REPORTING PERSON IN

(1)	Represents shares of Common Stock.
(2)	Represents (i) 1,111 shares of Common Stock underlying currently exercisable warrants held by Ault Alliance, Inc., (ii) 996,197 shares of Common Stock held by Ault Life Sciences, Inc., (iii) 5,498 shares of Common Stock held by Ault Life Sciences Fund, LLC, and (iv) 768,365 shares of Common Stock held by Ault Lending, LLC.
(3)	Excludes 222,222 shares of Common Stock underlying currently exercisable warrants held by Ault Lending, LLC due to a beneficial ownership blocker limitation provision contained therein.

2

1	NAME OF REPORTING PERSON WILLIAM B. HORNE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 183,332(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 183,332(1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 183,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 66,666 shares of Common Stock, and (ii) 116,666 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

3

1	NAME OF REPORTING PERSON HENRY C.W. NISSER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,333(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 83,333(1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

(1)	Represents 83,333 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

4

1	NAME OF REPORTING PERSON KENNETH S. CRAGUN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,000(1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

(1)	Represents 100,000 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

5

1	NAME OF REPORTING PERSON DAVID J. KATZOFF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,998(1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 105,998(1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 5,400 shares of Common Stock, (ii) 600 shares of Common Stock underlying currently exercisable warrants and (iii) 99,998 shares of Common Stock underlying stock options currently exercisable or exercisable within 60 days.

6

1	NAME OF REPORTING PERSON AULT ALLIANCE, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,111(1)
	8	SHARED VOTING POWER 768,365(2) (3)
	9	SOLE DISPOSITIVE POWER 1,111(1)
	10	SHARED DISPOSITIVE POWER 768,365(2) (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 769,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON CO

(1)	Represents 1,111 shares of Common Stock underlying currently exercisable warrants.
(2)	Represents 768,365 shares of Common Stock held by Ault Lending, LLC.

(3)	Excludes 222,222 shares of Common Stock underlying currently exercisable warrants held by Ault Lending, LLC due to a beneficial ownership blocker limitation provision contained therein.

7

1	NAME OF REPORTING PERSON AULT LIFE SCIENCES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 996,197
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 996,197

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 996,197
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.1%
14	TYPE OF REPORTING PERSON CO

8

1	NAME OF REPORTING PERSON AULT LIFE SCIENCES FUND, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,498
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,498

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

9

1	NAME OF REPORTING PERSON AULT LENDING, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 768,365(1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 768,365(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 768,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON OO

(1)	Excludes 222,222 shares of Common Stock underlying currently exercisable warrants held by Ault Lending, LLC due to a beneficial ownership blocker limitation provision contained therein.

10

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned on June 25, 2021 and amended on August 4, 2021, April 28, 2022 and November 15, 2022 (the “Schedule 13D”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Except as otherwise specified in this Amendment No. 4, all items in the Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 4 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This statement is filed by:

(i)	Ault Alliance, Inc., a Delaware corporation (“Ault Alliance”), with respect to the Shares directly and beneficially owned by it and through its subsidiary Ault Lending, LLC;

(ii)	Ault Lending, LLC, a California limited liability company (“Ault Lending”), with respect to the Shares directly and beneficially owned by it;

(iii)	Ault Life Sciences, Inc., a Delaware corporation (“Ault Life Sciences”), with respect to the Shares directly and beneficially owned by it;

(iv)	Ault Life Sciences Fund, LLC a Delaware limited liability company (“Ault Life Sciences Fund”), with respect to the Shares directly and beneficially owned by it;

(v)	Milton C. Ault, III, Founder and Vice Chairman of the Board of Directors of the Issuer, Founder and Executive Chairman of Ault Alliance, Chief Executive Officer and Director of Ault Life Sciences and Managing Member of Ault Life Sciences Fund;

(vi)	William B. Horne, Chairman of the Board of Directors of the Issuer, Chief Executive Officer and Director of Ault Alliance and Chief Financial Officer and Director of Ault Life Sciences;

(vii)	Henry C. W. Nisser, Executive Vice President, General Counsel and Director of the Issuer, President, General Counsel and Director of Ault Alliance and President and Director of Ault Life Sciences;

(viii)	David J. Katzoff, Chief Financial Officer of the Issuer and Manager of Ault Lending; and

(ix)	Kenneth S. Cragun, Senior Vice President of Finance of the Issuer, Chief Financial Officer of Ault Alliance and Chief Accounting Officer of Ault Life Sciences.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Ault Alliance. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

11

Set forth on Schedule B annexed hereto (“Schedule B”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Ault Lending. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule B beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Set forth on Schedule C annexed hereto (“Schedule C”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Ault Life Sciences. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule C beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Set forth on Schedule D annexed hereto (“Schedule D”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Ault Life Sciences Fund. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed in Schedule D beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of Ault Alliance is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141. The principal business address of each of Ault Lending, Ault Life Sciences, Ault Life Sciences Fund and Mr. Katzoff is 940 South Coast Drive, Suite 200, Costa Mesa, CA 92626. The principal business address of Mr. Ault, Mr. Horne, and Mr. Cragun is c/o Ault Alliance, Inc., 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141. The principal business address of Mr. Nisser is c/o Ault Alliance, Inc., 100 Park Avenue, Suite 1658, New York, NY 10017. The principal business address of the persons listed in Schedules A, B, C and D is set forth therein.

(c)       Ault Alliance is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact. Through its wholly and majority-owned subsidiaries and strategic investments, Ault Alliance owns and operates a data center at which it mines Bitcoin and offers colocation and hosting services for the emerging artificial intelligence ecosystems and other industries, and provides mission-critical products that support a diverse range of industries, including metaverse platform, oil exploration, crane services, defense/aerospace, industrial, automotive, medical/biopharma, consumer electronics, hotel operations and textiles. The principal business of each of Ault Lending, Ault Life Sciences and Ault Life Sciences Fund is investing in securities. The principal occupation of Mr. Ault is serving as the Executive Chairman of Ault Alliance. The principal occupation of Mr. Horne is serving as the Chief Executive Officer of Ault Alliance. The principal occupation of Mr. Nisser is serving as the President and General Counsel of Ault Alliance. The principal occupation of Mr. Katzoff is serving as the Chief Financial Officer of the Issuer. The principal occupation of Mr. Cragun is serving as the Chief Financial Officer of Ault Alliance. The principal occupation of the persons listed in Schedules A, B, C and D is set forth therein.

(d)       No Reporting Person nor any person listed in Schedules A, B, C or D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person nor any person listed in Schedules A, B, C or D has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

12

(f)       Mr. Ault, Mr. Horne, Mr. Katzoff and Mr. Cragun are citizens of the United States of America. Mr. Nisser is a citizen of Sweden. The citizenship of the persons listed in Schedules A, B, C and D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The securities of the Issuer purchased by each of Ault Alliance, Ault Life Sciences and Ault Life Sciences Fund were purchased with working capital. The securities of the Issuer acquired by Ault Lending were acquired with working capital, except for 62,222 shares issued for marketing and brand development services provided by Ault Alliance, its parent entity. The Shares purchased by Messrs. Ault, Horne and Katzoff were purchased with personal funds. The stock options owned by Messrs. Ault, Horne, Nisser, Cragun and Katzoff were awarded to them in their capacities as officers and/or directors of the Issuer. The aggregate purchase price of the warrants currently exercisable into 1,111 Shares owned directly by Ault Alliance is approximately $0. The aggregate purchase price of the 996,197 Shares owned directly by Ault Life Sciences is approximately $7,970. The aggregate purchase price of the 5,498 Shares owned directly by Ault Life Sciences Fund is approximately $123,707. The aggregate purchase price of the 768,365 Shares and warrants currently exercisable (subject to beneficial ownership limitations contained therein) into 222,222 Shares owned directly by Ault Lending is approximately $24,446,080, which includes marketing and brand development services valued at $1.4 million. The aggregate purchase price of the 166,865 Shares owned directly by Mr. Ault is $1,185. The aggregate purchase price of the 66,666 Shares owned directly by Mr. Horne is $400. The aggregate purchase price of the 5,400 Shares and warrants currently exercisable into 600 Shares owned directly by Mr. Katzoff is approximately $48,326.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 6,602,905 Shares outstanding, which is the total number of Shares outstanding as of January 24, 2024 as reported by the Issuer to the Reporting Persons.

A.	Milton C. Ault, III

(a)	As of the date hereof, Mr. Ault may be deemed to beneficially own 1,938,036 Shares, consisting of (i) 166,865 Shares held directly by him, (ii) 1,111 Shares underlying currently exercisable warrants held by Ault Alliance, (iii) 996,197 Shares held by Ault Life Sciences, (iv) 5,498 Shares held by Ault Life Sciences Fund, and (v) 768,365 Shares held by Ault Lending. This excludes 222,222 Shares underlying currently exercisable warrants held by Ault Lending due to a beneficial ownership blocker limitation provision contained therein. Mr. Ault may be deemed to beneficially own the Shares beneficially owned by Ault Alliance, Ault Life Sciences, Ault Life Sciences Fund and Ault Lending by virtue of his relationships with such entities described in Item 2.

13

Percentage: 29.4%

(b)	1. Sole power to vote or direct vote: 166,865
2. Shared power to vote or direct vote: 1,771,171
3. Sole power to dispose or direct the disposition: 166,865
4. Shared power to dispose or direct the disposition: 1,771,171

(c)	The transactions in the Shares by Mr. Ault during the past sixty days are set forth in Schedule E and are incorporated herein by reference.

B.	William B. Horne

(a)	As of the date hereof, Mr. Horne may be deemed to beneficially own 183,332 Shares, consisting of (i) 66,666 Shares held directly by him and (ii) 116,666 Shares underlying stock options currently exercisable or exercisable within 60 days.

Percentage: 2.7%

(b)	1. Sole power to vote or direct vote: 183,332
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 183,332
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Horne has not entered into any transactions in the Shares during the past sixty days.

C.	Henry C.W. Nisser

(a)	As of the date hereof, Mr. Nisser may be deemed to beneficially own 83,333 Shares, consisting of Shares underlying stock options currently exercisable or exercisable within 60 days.

Percentage: 1.3%

(b)	1. Sole power to vote or direct vote: 83,333
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 83,333
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Nisser has not entered into any transactions in the Shares during the past sixty days.

D.	Kenneth S. Cragun

(a)	As of the date hereof, Mr. Cragun may be deemed to beneficially own 100,000 Shares, consisting of Shares underlying stock options currently exercisable or exercisable within 60 days.

Percentage: 1.5%

(b)	1. Sole power to vote or direct vote: 100,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 100,000
4. Shared power to dispose or direct the disposition: 0

14

(c)	Mr. Cragun has not entered into any transactions in the Shares during the past sixty days.

E.	David J. Katzoff

(a)	As of the date hereof, Mr. Katzoff may be deemed to beneficially own 105,998 Shares, consisting of (i) 5,400 Shares held directly by him, (ii) 600 Shares underlying currently exercisable warrants and (iii) 99,998 Shares underlying stock options currently exercisable or exercisable within 60 days.

Percentage: 1.6%

(b)	1. Sole power to vote or direct vote: 105,998
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 105,998
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Katzoff has not entered into any transactions in the Shares during the past sixty days.

F.	Ault Alliance, Inc.

(a)	As of the date hereof, Ault Alliance may be deemed to beneficially own 769,476 Shares, consisting of (i) 1,111 Shares underlying currently exercisable warrants held directly by it, and (ii) 768,365 Shares held by Ault Lending. This excludes 222,222 Shares underlying currently exercisable warrants held by Ault Lending due to a beneficial ownership blocker limitation provision contained therein. Ault Alliance may be deemed to beneficially own the Shares beneficially owned by Ault Lending by virtue of its relationship with such entity described in Item 2.

Percentage: 11.7%

(b)	1. Sole power to vote or direct vote: 1,111
2. Shared power to vote or direct vote: 768,365
3. Sole power to dispose or direct the disposition: 1,111
4. Shared power to dispose or direct the disposition: 768,365

(c)	Ault Alliance has not entered into any transactions in the Shares during the past sixty days.

G.	Ault Life Sciences, Inc.

(a)	As of the date hereof, Ault Life Sciences may be deemed to beneficially own 996,197 Shares held directly by it.

Percentage: 15.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 996,197
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 996,197

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(c)	Ault Life Sciences has not entered into any transactions in the Shares during the past sixty days.

H.	Ault Life Sciences Fund, LLC

(a)	As of the date hereof, Ault Life Sciences Fund may be deemed to beneficially own 5,498 Shares held directly by it.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,498
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,498

(c)	The transactions in the Shares by Ault Life Sciences Fund during the past sixty days are set forth in Schedule F and are incorporated herein by reference.

I.	Ault Lending, LLC

(a)	As of the date hereof, Ault Lending may be deemed to beneficially own 768,365 Shares held directly by it. This excludes 222,222 Shares underlying currently exercisable warrants held directly by it due to a beneficial ownership blocker limitation provision contained therein.

Percentage: 11.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 768,365
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 768,365

(c)	The transactions in the Shares by Ault Life Sciences Fund during the past sixty days are set forth in Schedule G and are incorporated herein by reference.

The filing of this Amendment No.4 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

16

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following paragraph:

In January 2024, the Issuer entered into a settlement agreement with Ault Life Sciences Fund, pursuant to which Ault Life Sciences Fund agreed to return 661,168 Shares and the ALSF Warrants to purchase 666,666 Shares to the Issuer, in full settlement of the promissory note issued and the pledge agreement to the Issuer by Ault Life Sciences Fund, as well as disputes and claims between the parties. A copy of the settlement agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Settlement Agreement, entered into between the Issuer and Ault Life Sciences Fund

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2024

AULT ALLIANCE, INC.
/s/ Milton C. Ault, III
MILTON C. AULT, III	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Executive Chairman

AULT LIFE SCIENCES, INC.
/s/ William B. Horne
WILLIAM B. HORNE	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Chief Executive Officer

AULT LIFE SCIENCES FUND, LLC
/s/ Henry C.W. Nisser
HENRY C.W. NISSER	By:	/s/ Milton C. Ault, III
		Name:	Milton C. Ault, III
		Title:	Managing Member

AULT LENDING, LLC
/s/ Kenneth S. Cragun
KENNETH S. CRAGUN	By:	/s/ David J. Katzoff
		Name:	David J. Katzoff
		Title:	Manager

/s/ David J. Katzoff
DAVID J. KATZOFF

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SCHEDULE A

Officers and Directors of Ault Alliance, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Executive Chairman	Executive Chairman of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
William B. Horne Chief Executive Officer and Director	Chief Executive Officer of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
Henry C.W. Nisser President, General Counsel and Director	President and General Counsel of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 100 Park Avenue, Suite 1658 New York, NY 10017	Sweden
Kenneth S. Cragun Chief Financial Officer	Chief Financial Officer of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
Howard Ash Independent Director	Independent Consultant	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
Jeffrey A. Bentz Independent Director	Independent Consultant	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
Robert O. Smith Independent Director	Independent Executive Consultant	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
Moti Rosenberg Independent Director	Independent Consultant	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	Israel

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SCHEDULE B

Officers and Directors of Ault Lending, LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship
David J. Katzoff Manager	Manager of Ault Lending, LLC	c/o Ault Lending, LLC 940 South Coast Drive, Suite 200 Costa Mesa, CA 92626	USA

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SCHEDULE C

Officers and Directors of Ault Life Sciences, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Chief Executive Officer and Chairman	Executive Chairman of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
William B. Horne Chief Financial Officer and Director	Chief Executive Officer of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA
Henry C.W. Nisser President and Director	President and General Counsel of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 100 Park Avenue, Suite 1658 New York, NY 10017	Sweden
Kenneth S. Cragun Chief Accounting Officer	Chief Financial Officer of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA

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SCHEDULE D

Officers and Directors of Ault Life Sciences Fund, LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Milton C. Ault, III Managing Member	Executive Chairman of Ault Alliance, Inc.	c/o Ault Alliance, Inc. 11411 Southern Highlands Parkway, Suite 240 Las Vegas, NV 89141	USA

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SCHEDULE E

Transactions in the Shares of Common Stock Within the Last Sixty Days

Milton C. Ault, III

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Purchase of Common Stock	200	0.9242	12/22/2023

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SCHEDULE F

Transactions in the Shares of Common Stock Within the Last Sixty Days

Ault Life Sciences Fund, Inc.

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Return of Shares to the Issuer, which were returned to treasury, pursuant to settlement agreement	(661,168)	N/A	01/23/2024

Transactions in the Warrants Within the Last Sixty Days

Ault Life Sciences Fund, Inc.

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Warrant ($)	Date of Transaction
Return and cancellation of warrants to the Issuer, pursuant to settlement agreement	(666,666)	N/A	01/23/2024

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SCHEDULE G

Transactions in the Shares of Common Stock Within the Last Sixty Days

Ault Lending, LLC

Nature of the Transaction	Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Transaction
Shares of common stock received from Ault Alpha LP in connection with liquidation of Ault Alpha LP	26,032	N/A	12/28/2023

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